UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of Registrant’s name into English)

5 HaPlada St., Or-Yehuda, 60218 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On September 4, 2014, Matrix IT Ltd. (“Matrix”), a subsidiary of Formula Systems (1985) Ltd. (“we,” “us,” “Formula” or the “Company”), received from one of Matrix’s shareholders a request for a class action lawsuit, as well as a related claim letter for such a lawsuit that named each of Matrix, certain of its directors, its chief executive officer and Formula, as the controlling shareholder of Matrix. The claim and class action request relate to alleged damages suffered by Matrix shareholders due to Matrix’s financial statements having included misleading information that, according to the claimant, constituted a violation of Matrix’s reporting obligations under the Israeli Securities Law. The claim was asserted in the aftermath of Matrix’s report that it had corrected certain mistakes that had been discovered in its historical financial statements.

The claimant alleges that he suffered personal damages of NIS 535, while also claiming that the shareholders of Matrix suffered collective damages amounting to NIS 30 million, in the aggregate.

We are reviewing the claims in coordination with Matrix and will file our response in due course. At this early stage, we cannot accurately estimate the likelihood of our (or Matrix’s) success in defending the claim.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

By: /s/ Guy Bernstein
Name: Guy Bernstein
Title: Chief Executive Officer

Dated: September 23, 2014